Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the second quarter ended

June 30, 2026

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	June 30, 2026	December 31, 2025
Assets
Cash and cash equivalents		205,446	210,186
Trade and other receivables		1,067,098	881,432
Inventoried supplies		20,503	19,529
Current taxes recoverable		21,568	26,074
Prepaid expenses		70,990	60,035
Assets held for sale		18,032	11,906
Current assets		1,403,637	1,209,162

Property and equipment	7	2,666,231	2,779,326
Right-of-use assets	8	541,783	590,216
Intangible assets	9	2,821,607	2,864,436
Investments	10	19,067	24,954
Other assets		31,499	30,729
Deferred tax assets		10,156	10,412
Non-current assets		6,090,343	6,300,073
Total assets		7,493,980	7,509,235

Liabilities
Bank indebtedness		4,544	8,256
Trade and other payables		772,893	667,246
Current taxes payable		24,223	7,609
Provisions	14	92,021	86,864
Other financial liabilities		38,485	12,713
Long-term debt	11	192,533	222,498
Lease liabilities	12	157,775	165,291
Current liabilities		1,282,474	1,170,477

Long-term debt	11	2,258,952	2,355,477
Lease liabilities	12	435,093	472,473
Employee benefits	13	41,139	46,405
Provisions	14	152,235	142,159
Other financial liabilities		74,350	97,866
Deferred tax liabilities		514,358	546,751
Non-current liabilities		3,476,127	3,661,131
Total liabilities		4,758,601	4,831,608

Equity
Share capital	15	1,134,815	1,125,109
Contributed surplus	15, 17	26,327	32,331
Accumulated other comprehensive loss		(297,299)	(257,796)
Retained earnings		1,871,536	1,777,983
Total equity		2,735,379	2,677,627

Contingencies, letters of credit and other commitments	21
Subsequent events	22
Total liabilities and equity		7,493,980	7,509,235

The notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

│1

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Revenue		1,899,988	1,794,001	3,602,614	3,508,494
Fuel surcharge		389,862	243,620	636,339	493,514
Total revenue		2,289,850	2,037,621	4,238,953	4,002,008

Materials and services expenses	18	1,192,587	997,347	2,177,989	1,986,347
Personnel expenses		626,866	617,910	1,239,599	1,225,355
Other operating expenses		111,166	99,350	225,010	211,660
Depreciation of property and equipment	7	78,171	90,584	161,346	178,475
Depreciation of right-of-use assets	8	45,437	43,898	90,474	85,825
Amortization of intangible assets	9	22,574	21,928	45,250	43,403
Gain on sale of rolling stock and equipment		(4,612)	(3,592)	(8,662)	(6,849)
(Gain) loss on derecognition of right-of-use assets		(99)	30	(365)	(43)
Loss on sale of land and buildings		5	-	5	-
(Gain) loss, net of impairment, on sale of
assets held for sale		(2,606)	1	(8,647)	(6,973)
Total operating expenses		2,069,489	1,867,456	3,921,999	3,717,200

Operating income		220,361	170,165	316,954	284,808

Finance (income) costs
Finance income	19	(2,973)	(989)	(3,475)	(972)
Finance costs	19	43,172	40,613	87,838	80,905
Net finance costs		40,199	39,624	84,363	79,933

Income before income tax		180,162	130,541	232,591	204,875
Income tax expense	20	44,010	32,361	53,131	50,663

Net income		136,152	98,180	179,460	154,212

Earnings per share
Basic earnings per share	16	1.66	1.18	2.18	1.84
Diluted earnings per share	16	1.65	1.17	2.18	1.83

The notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income	136,152	98,180	179,460	154,212

Other comprehensive (loss) income
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	12,098	(5,769)	22,043	(6,607)
Net investment hedge, net of tax	(35,155)	72,038	(61,277)	83,059
Items directly reclassified to retained earnings:
Unrealized (loss) gain on investments in equity securities
measured at fair value through OCI, net of tax	(362)	673	138	(1,937)
Other comprehensive (loss) income, net of tax	(23,419)	66,942	(39,096)	74,515

Total comprehensive income	112,733	165,122	140,364	228,727

The notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ended June 30, 2026 and 2025 (UNAUDITED)

(In thousands of U.S. dollars)				Accumulated	Accumulated
				foreign	unrealized		Total
				currency	gain (loss)		equity
				translation	on invest-		attributable
				differences	ments in		to owners
		Share	Contributed	& net invest-	equity	Retained	of the
	Note	capital	surplus	ment hedge	securities	earnings	Company

Balance as at December 31, 2025		1,125,109	32,331	(254,155)	(3,641)	1,777,983	2,677,627

Net income		-	-	-	-	179,460	179,460
Other comprehensive (loss) income, net of tax		-	-	(39,234)	138	-	(39,096)
Realized (loss) gain on equity securities, net of tax		-	-	-	(407)	407	-
Total comprehensive (loss) income		-	-	(39,234)	(269)	179,867	140,364

Share-based payment transactions, net of tax	17	-	9,802	-	-	-	9,802
Stock options exercised, net of tax	15, 17	1,766	(458)	-	-	-	1,308
Dividends to owners of the Company	15	-	-	-	-	(77,258)	(77,258)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	7,940	(15,348)	-	-	(9,056)	(16,464)
Total transactions with owners, recorded directly in equity		9,706	(6,004)	-	-	(86,314)	(82,612)

Balance as at June 30, 2026		1,134,815	26,327	(293,389)	(3,910)	1,871,536	2,735,379

Balance as at December 31, 2024		1,135,500	30,971	(330,710)	(1,193)	1,838,707	2,673,275

Net income		-	-	-	-	154,212	154,212
Other comprehensive income (loss), net of tax		-	-	76,452	(1,937)	-	74,515
Total comprehensive income (loss)		-	-	76,452	(1,937)	154,212	228,727

Share-based payment transactions, net of tax	17	-	6,865	-	-	-	6,865
Stock options exercised, net of tax	15, 17	5,482	(829)	-	-	-	4,653
Dividends to owners of the Company	15	-	-	-	-	(74,862)	(74,862)
Repurchase of own shares	15	(17,036)	-	-	-	(126,897)	(143,933)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	9,341	(12,086)	-	-	(14,361)	(17,106)
Total transactions with owners, recorded directly in equity		(2,213)	(6,050)	-	-	(216,120)	(224,383)

Balance as at June 30, 2025		1,133,287	24,921	(254,258)	(3,130)	1,776,799	2,677,619

The notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Cash flows from operating activities
Net income		136,152	98,180	179,460	154,212
Adjustments for:
Depreciation of property and equipment	7	78,171	90,584	161,346	178,475
Depreciation of right-of-use assets	8	45,437	43,898	90,474	85,825
Amortization of intangible assets	9	22,574	21,928	45,250	43,403
Share-based payment transactions	17	4,241	4,112	8,526	7,257
Net finance costs	19	40,199	39,624	84,363	79,933
Income tax expense	20	44,010	32,361	53,131	50,663
Gain on sale of property and equipment		(4,607)	(3,592)	(8,657)	(6,849)
(Gain) loss on derecognition of right-of-use assets		(99)	30	(365)	(43)
(Gain) loss, net of impairment,
on sale of assets held for sale		(2,606)	1	(8,647)	(6,973)
Employee benefits		(2,349)	(2,225)	1,752	(5,619)
Provisions, net of payments		4,371	(14,881)	8,950	(14,854)
Net change in non-cash operating working capital	6	(41,209)	35,614	(100,651)	37,680
Interest paid		(33,694)	(39,914)	(75,261)	(79,015)
Income tax paid		(34,997)	(59,040)	(62,561)	(83,857)
Net cash from operating activities		255,594	246,680	377,110	440,238

Cash flows used in investing activities
Purchases of property and equipment	7	(74,574)	(83,820)	(100,686)	(118,331)
Proceeds from sale of property and equipment		15,499	14,550	31,520	30,337
Proceeds from sale of assets held for sale		5,609	4,935	17,865	21,829
Purchases of intangible assets	9	(973)	(1,135)	(2,125)	(7,334)
Business combinations, net of cash acquired	5	(4,380)	(38,639)	(57,383)	(36,392)
Purchases of investments		-	-	-	(4,755)
Proceeds from sale of investments		-	-	5,450	-
Others		(45)	(2,110)	(1,017)	(1,249)
Net cash used in investing activities		(58,864)	(106,219)	(106,376)	(115,895)

Cash flows used in financing activities
Net decrease in bank indebtedness		(11,630)	-	(3,712)	(6,777)
Proceeds from long-term debt	11	8,545	217,438	8,545	217,438
Repayment of long-term debt	11	(27,318)	(79,199)	(64,047)	(127,791)
Net decrease in revolving facilities	11	(63,992)	(103,650)	(43,297)	(60,420)
Repayment of lease liabilities	12	(43,406)	(41,164)	(85,236)	(82,034)
Decrease of other financial liabilities		(123)	(128)	(2,675)	(5,774)
Dividends paid		(38,859)	(38,815)	(76,839)	(77,005)
Repurchase of own shares	15	-	(84,865)	-	(141,037)
Proceeds from exercise of stock options	15	275	2,223	1,308	4,653
Share repurchase for settlement of restricted share
units and performance share units		(4,486)	(83)	(16,464)	(16,857)
Net cash used in financing activities		(180,994)	(128,243)	(282,417)	(295,604)

Net change in cash and cash equivalents		15,736	12,218	(11,683)	28,739
Cash and cash equivalents, beginning of period		185,814	16,433	210,186	-
Effect of movements in exchange rates on
cash and cash equivalents		3,896	(713)	6,943	(801)
Cash and cash equivalents, end of period		205,446	27,938	205,446	27,938

The notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

│5

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2026 and 2025 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.
Basis of preparation
a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 27, 2026.

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities and contingent consideration are measured at fair value;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.
c)
Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)
Functional and presentation currency

The Company’s condensed consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or “CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the accumulated foreign currency translation differences and net investment hedge.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e) Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, contingent consideration, income tax provisions, defined benefit obligation and self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes

│6

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2025 annual consolidated financial statements.

3.
Material accounting policies

The accounting policies described in the Group’s 2025 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated below. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2026 and have been applied in preparing these condensed consolidated interim financial statements.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are effective for annual reporting periods beginning on or after 1 January, 2026.

The amendment introduces an accounting policy choice for the derecognition of financial liabilities settled via electronic payment systems. Under the amendment, an entity may elect to derecognize a financial liability before the cash is delivered, provided that:

•
No practical ability to withdraw, stop or cancel the payment instruction;
•
No practical ability to access the cash to be used for settlement as a result of the payment instruction;
•
The settlement risk associated with the electronic payment system is insignificant.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Presentation and Disclosure in Financial Statements – IFRS 18

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as non-GAAP measures) and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

•
introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•
requiring disclosure about management performance measures (MPMs); and
•
adding new principles for aggregation and disaggregation of information

The Group is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

│7

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports.

The following summary describes the operations in each of the Group’s reportable segments:

Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)
The Less-Than-Truckload reporting segment represents the aggregation of the Canadian Less-Than-Truckload, U.S. Less-Than-Truckload and Package and Courier operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)
The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO, the Group's Chief Operating Decision Maker, and refers to “Operating income” in the consolidated statements of income. Segment operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

	Less-
	Than-
	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended June 30, 2026
Revenue(1)	724,906	760,818	431,902	-	(17,638)	1,899,988
Fuel surcharge(1)	216,238	143,802	34,740	-	(4,918)	389,862
Total revenue(1)	941,144	904,620	466,642	-	(22,556)	2,289,850
Operating income (loss)	85,783	105,782	49,697	(20,901)	-	220,361
Selected items:
Materials and services
expenses	429,480	491,769	296,193	(2,299)	(22,556)	1,192,587
Personnel expenses	331,127	204,753	72,855	18,131	-	626,866
Other operating expenses	50,177	29,582	27,096	4,311	-	111,166
Depreciation and
amortization	47,421	77,207	20,796	758	-	146,182
Loss on sale of land
and buildings	-	-	(5)	-	-	(5)
Gain, net of
impairment on sale of
assets held for sale	2,606	-	-	-	-	2,606
Intangible assets	389,490	1,509,911	920,839	1,367	-	2,821,607
Total assets	2,499,942	3,343,117	1,374,854	276,067	-	7,493,980
Total liabilities	772,805	785,746	417,496	2,782,673	(119)	4,758,601
Additions to property
and equipment	31,643	41,589	1,167	175	-	74,574

Three months ended June 30, 2025
Revenue(1)	703,698	712,283	393,110	-	(15,090)	1,794,001
Fuel surcharge(1)	134,531	91,189	20,704	-	(2,804)	243,620
Total revenue(1)	838,229	803,472	413,814	-	(17,894)	2,037,621
Operating income (loss)	73,560	70,565	37,728	(11,688)	-	170,165
Selected items:
Materials and services
expenses	342,039	409,679	273,610	(10,087)	(17,894)	997,347
Personnel expenses	325,369	211,429	62,382	18,730	-	617,910
Other operating expenses	45,783	26,456	24,403	2,708	-	99,350
Depreciation and
amortization	51,336	89,035	15,702	337	-	156,410
(Loss) gain, net of
impairment on sale of
assets held for sale	(126)	125	-	-	-	(1)
Intangible assets	413,271	1,536,573	728,542	2,309	-	2,680,695
Total assets	2,567,878	3,441,925	1,095,475	104,181	-	7,209,459
Total liabilities	765,621	827,059	343,281	2,596,002	(123)	4,531,840
Additions to property
and equipment	26,072	52,884	4,735	129	-	83,820

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

	Less-
	Than-
	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Six months ended June 30, 2026
Revenue(1)	1,381,210	1,433,572	820,230	-	(32,398)	3,602,614
Fuel surcharge(1)	355,304	235,130	53,748	-	(7,843)	636,339
Total revenue(1)	1,736,514	1,668,702	873,978	-	(40,241)	4,238,953
Operating income (loss)	116,356	161,545	84,087	(45,034)	-	316,954
Selected items:
Materials and services
expenses	773,899	897,262	550,266	(3,197)	(40,241)	2,177,989
Personnel expenses	651,254	405,012	145,229	38,104	-	1,239,599
Other operating expenses	101,865	60,841	53,288	9,016	-	225,010
Depreciation and
amortization	95,755	159,031	41,173	1,111	-	297,070
Loss on sale of
land and buildings	-	-	(5)	-	-	(5)
Gain, net of
impairment, on sale of
assets held for sale	2,308	6,339	-	-	-	8,647
Intangible assets	389,490	1,509,911	920,839	1,367	-	2,821,607
Total assets	2,499,942	3,343,117	1,374,854	276,067	-	7,493,980
Total liabilities	772,805	785,746	417,496	2,782,673	(119)	4,758,601
Additions to property
and equipment	47,081	50,422	2,330	853	-	100,686

Six months ended June 30, 2025
Revenue(1)	1,382,648	1,375,138	778,058	-	(27,350)	3,508,494
Fuel surcharge(1)	271,326	186,102	41,441	-	(5,355)	493,514
Total revenue(1)	1,653,974	1,561,240	819,499	-	(32,705)	4,002,008
Operating income (loss)	120,683	119,343	68,961	(24,179)	-	284,808
Selected items:
Materials and services
expenses	680,798	814,527	545,924	(22,198)	(32,704)	1,986,347
Personnel expenses	648,909	413,632	123,737	39,077	-	1,225,355
Other operating expenses	101,338	54,512	49,371	6,439	-	211,660
Depreciation and
amortization	101,932	173,406	31,504	861	-	307,703
(Loss) gain, net of
impairment, on sale of
assets held for sale	(173)	7,146	-	-	-	6,973
Intangible assets	413,271	1,536,573	728,542	2,309	-	2,680,695
Total assets	2,567,878	3,441,925	1,095,475	104,181	-	7,209,459
Total liabilities	765,621	827,059	343,281	2,596,002	(123)	4,531,840
Additions to property
and equipment	37,193	75,724	4,803	129	-	117,849

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

│10

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Less-
	Than-
	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended June 30, 2026
Canada	300,912	341,432	68,383	(9,566)	701,161
United States	640,232	563,188	398,259	(12,990)	1,588,689
Total	941,144	904,620	466,642	(22,556)	2,289,850

Three months ended June 30, 2025
Canada	276,659	296,639	62,519	(7,878)	627,939
United States	561,570	506,833	351,295	(10,016)	1,409,682
Total	838,229	803,472	413,814	(17,894)	2,037,621

Six months ended June 30, 2026
Canada	557,942	609,308	131,482	(17,210)	1,281,522
United States	1,178,572	1,059,394	742,496	(23,031)	2,957,431
Total	1,736,514	1,668,702	873,978	(40,241)	4,238,953

Six months ended June 30, 2025
Canada	541,366	579,842	122,740	(15,859)	1,228,089
United States	1,112,608	981,398	696,759	(16,846)	2,773,919
Total	1,653,974	1,561,240	819,499	(32,705)	4,002,008

Segment assets are based on the geographical location of the assets.

	As at	As at
	June 30, 2026	December 31, 2025
Property and equipment, right-of-use assets and intangible assets
Canada	2,212,939	2,333,857
United States	3,816,682	3,900,121
	6,029,621	6,233,978

5.
Business combinations
a)
Business combinations

In line with the Group’s growth strategy, the Group acquired one business during 2026, which was not considered to be material. This transaction was concluded in order to add density in the Group’s current network and further expand value-added services.

As of the reporting date, the Group had not yet completed the determination of the fair value of assets acquired and liabilities assumed of the 2026 acquisition. Information to confirm the fair value of certain assets and liabilities still needs to be obtained for this acquisition. As the Group obtains more information, the allocation will be completed.

The table below presents the determination of the fair value of assets acquired and liabilities assumed at the date of acquisition based on the best information available to the Group to date:

Identifiable assets acquired and liabilities assumed	Note
Cash and cash equivalents		831
Trade and other receivables		7,125
Inventoried supplies and prepaid expenses		(498)
Property and equipment	7	16,552
Right-of-use assets	8	16,983
Intangible assets	9	11,110
Trade and other payables		(3,025)
Income tax receivable		885
Lease liabilities	12	(16,983)
Deferred tax liabilities		(4,279)
Total identifiable net assets		28,701
Total consideration transferred		58,214
Goodwill	9	29,513

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

The total trade receivables comprise gross amounts due of $7.2 million, of which $0.1 million was expected to be uncollectible at the acquisition date.

b)
Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	June 30, 2026
Specialized Truckload	Truckload	20,035
Logistics	Logistics	9,478
		29,513

c)
Contingent consideration

The contingent consideration balance at June 30, 2026 is $103.6 million (December 31, 2025 - $99.6 million) and is presented in other financial liabilities on the consolidated statements of financial position. The movement during the six months ended June 30, 2026 primarily relates to the accretion of the contingent consideration liability, which is recognized in finance costs.

d)
Adjustment to the provisional amounts of prior year’s business combinations

The 2025 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information which existed at the acquisition date and was obtained during the measurement period following the acquisitions. Consequently, the fair value of certain assets acquired, and liabilities assumed of the acquisitions in fiscal 2025 have been adjusted and finalized in 2026. No material adjustments were required to the provisional fair values for these prior year's business combinations.

6.
Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Trade and other receivables	(88,417)	46,861	(193,231)	17,216
Inventoried supplies	(393)	460	(1,015)	1,277
Prepaid expenses	(7,842)	(4,233)	(12,804)	(11,795)
Trade and other payables	55,443	(7,474)	106,399	30,982
	(41,209)	35,614	(100,651)	37,680

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

7.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2025		1,511,761	2,363,556	236,219	4,111,536
Additions through business combinations	5	559	15,993	-	16,552
Other additions		29,327	54,262	17,097	100,686
Disposals		(395)	(46,141)	(4,707)	(51,243)
Reclassification (to) from assets held for sale		(14,965)	1,096	-	(13,869)
Effect of movements in exchange rates		(18,196)	(29,938)	(6,751)	(54,885)
Balance at June 30, 2026		1,508,091	2,358,828	241,858	4,108,777

Accumulated Depreciation
Balance at December 31, 2025		137,373	1,057,112	137,725	1,332,210
Depreciation		13,618	136,709	11,019	161,346
Disposals		(280)	(23,689)	(4,411)	(28,380)
Reclassification (to) from assets held for sale		847	733	-	1,580
Effect of movements in exchange rates		(2,869)	(17,014)	(4,327)	(24,210)
Balance at June 30, 2026		148,689	1,153,851	140,006	1,442,546

Net carrying amounts
At December 31, 2025		1,374,388	1,306,444	98,494	2,779,326
At June 30, 2026		1,359,402	1,204,977	101,852	2,666,231

As at June 30, 2026, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2025 – nil).

8.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2025		841,220	337,632	3,501	1,182,353
Additions through business combinations	5	12,753	4,230	-	16,983
Other additions		32,902	10,260	37	43,199
Derecognition*		(21,705)	(26,356)	(708)	(48,769)
Effect of movements in exchange rates		(20,239)	(8,650)	(42)	(28,931)
Balance at June 30, 2026		844,931	317,116	2,788	1,164,835

Depreciation
Balance at December 31, 2025		430,951	159,071	2,115	592,137
Depreciation		53,612	36,718	144	90,474
Derecognition*		(19,752)	(23,616)	(703)	(44,071)
Effect of movements in exchange rates		(11,198)	(4,259)	(31)	(15,488)
Balance at June 30, 2026		453,613	167,914	1,525	623,052

Net carrying amounts
At December 31, 2025		410,269	178,561	1,386	590,216
At June 30, 2026		391,318	149,202	1,263	541,783

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

9.
Intangible assets

			Other intangible assets
					Non-
			Customer	Trademarks	compete	Information
Note		Goodwill	relationships	and other	agreements	technology	Total
Cost
Balance at December 31, 2025		2,168,438	1,006,470	160,509	32,934	42,114	3,410,465
Additions through business combinations	5	29,513	9,200	875	1,035	-	40,623
Other additions		-	-	-	-	2,125	2,125
Extinguishments		-	(2,596)	-	(1,918)	(5,740)	(10,254)
Effect of movements in
exchange rates		(35,832)	(11,337)	(1,070)	(619)	(768)	(49,626)
Balance at June 30, 2026		2,162,119	1,001,737	160,314	31,432	37,731	3,393,333

Amortization and impairment losses
Balance at December 31, 2025		77,445	387,242	36,353	17,919	27,070	546,029
Amortization		-	35,292	4,937	2,576	2,445	45,250
Extinguishments		-	(2,596)	-	(1,918)	(5,740)	(10,254)
Effect of movements in
exchange rates		(1,610)	(6,103)	(469)	(399)	(718)	(9,299)
Balance at June 30, 2026		75,835	413,835	40,821	18,178	23,057	571,726

Net carrying amounts
At December 31, 2025		2,090,993	619,228	124,156	15,015	15,044	2,864,436
At June 30, 2026		2,086,284	587,902	119,493	13,254	14,674	2,821,607

10.
Investments

	As at	As at
	June 30, 2026	December 31, 2025
Level 1 investments	1,956	7,350
Level 2 investments	3,758	3,740
Level 3 investments	13,353	13,864
	19,067	24,954

The Group elected to designate all of its investments at fair value through OCI.

During the six months ended June 30, 2026, the Group sold Level 1 investments for proceeds of $5.5 million resulting in a realized loss, net of tax, of $0.4 million on equity securities transferred from OCI to retained earnings.

11.
Long-term debt

	As at	As at
	June 30, 2026	December 31, 2025
Non-current liabilities
Unsecured senior notes	1,714,684	1,722,452
Unsecured revolving facilities	484,475	546,713
Conditional sales contracts	59,793	82,717
Other long-term debt	-	3,595
	2,258,952	2,355,477

Current liabilities
Current portion of unsecured senior notes	150,000	150,000
Current portion of conditional sales contracts	38,749	72,121
Current portion of other long-term debt	3,784	377
	192,533	222,498

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

The table below summarizes changes to the long-term debt:

		Six months ended	Six months ended
	Note	June 30, 2026	June 30, 2025
Balance at beginning of period		2,577,975	2,402,881
Proceeds from long-term debt		8,545	217,438
Repayment of long-term debt		(64,047)	(127,791)
Net decrease in revolving facilities		(43,297)	(60,420)
Amortization of deferred financing fees		502	852
Effect of movements in exchange rates		(89,471)	100,031
Effect of movements in exchange rates - debt
designated as net investment hedge		61,278	(83,142)
Balance at end of period		2,451,485	2,449,849

The Group’s revolving facilities have a total size of $924.6 million (December 31, 2025 - $955.2 million) and an additional $177.6 million of credit availability (CAD $245 million and USD $5 million) (December 31, 2025 - $184.2 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

The debts are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 25(f) of the 2025 annual consolidated financial statements. As at June 30, 2026, the Group was in compliance with these financial covenants.

12.
Lease liabilities

	As at	As at
	June 30, 2026	December 31, 2025
Current portion of lease liabilities	157,775	165,291
Long-term portion of lease liabilities	435,093	472,473
	592,868	637,764

The table below summarizes changes to the lease liabilities:

		Six months ended	Six months ended
	Note	June 30, 2026	June 30, 2025
Balance at beginning of period		637,764	573,662
Business combinations	5	16,983	156
Additions		43,199	69,455
Derecognition*		(5,063)	(7,680)
Repayment		(85,236)	(82,034)
Effect of movements in exchange rates		(14,779)	17,763
Balance at end of period		592,868	571,322

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $11.0 million (December 31, 2025 – $8.3 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $549.4 million (December 31, 2025 - $577.2 million).

The Group does not have a significant exposure to termination options and penalties.

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
June 30, 2026
Less than 1 year	182,357
Between 1 and 5 years	354,445
More than 5 years	149,379
686,181

13.
Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 15 - Employee benefits of the Group’s 2025 annual consolidated financial statements.

Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Current service cost	10,848	11,565	22,930	24,330
Net interest cost	86	794	168	1,038
Net periodic cost	10,934	12,359	23,098	25,368

Pension contributions	13,650	13,790	25,940	27,580

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act.

14.
Provisions

	Self-insurance	Other	Total
As at June 30, 2026
Current provisions	80,335	11,686	92,021
Non-current provisions	145,400	6,835	152,235
	225,735	18,521	244,256

As at December 31, 2025
Current provisions	76,277	10,587	86,864
Non-current provisions	135,596	6,563	142,159
	211,873	17,150	229,023

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. The current portion reflects the amount expected to be paid in the following year. Other provisions include, amongst others, litigation provisions of $6.5 million (December 31, 2025 - $6.7 million). Litigation provisions contain various pending claims for which management used judgment and assumptions about future events. The outcomes will depend on future claim developments.

15.
Share capital and other components of equity

The following table summarizes the number of common shares issued:

(in number of shares)		Six months	Six months
		ended	ended
	Note	June 30, 2026	June 30, 2025
Balance, beginning of period		82,151,032	84,408,437
Repurchase and cancellation of own shares		-	(1,549,795)
Stock options exercised	17	41,999	163,622
Balance, end of period		82,193,031	83,022,264

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

The following table summarizes the share capital issued and fully paid:

	Six months	Six months
	ended	ended
	June 30, 2026	June 30, 2025
Balance, beginning of period	1,125,109	1,135,500
Repurchase and cancellation of own shares	-	(17,036)
Cash consideration of stock options exercised	1,308	4,653
Ascribed value credited to share capital on stock options exercised, net of tax	458	829
Net settlement of RSUs and PSUs, net of tax	7,940	9,341
Balance, end of period	1,134,815	1,133,287

Pursuant to the normal course issuer bid (“NCIB”) which began on November 4, 2025 and ends on November 3, 2026, the Company is authorized to repurchase for cancellation up to a maximum of 7,667,696 of its common shares under certain conditions. As at June 30, 2026, and since the inception of this NCIB, the Company has repurchased and cancelled no shares.

During the six months ended June 30, 2026, the Company repurchased no common shares relating to the current NCIB. During the six months ended June 30, 2025, the Company repurchased 1,549,795 common shares at a weighted average price of $91.00 per share for a total purchase price of $141.0 million relating to the NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of nil (2025– $126.9 million) was charged to retained earnings as share repurchase premium.

16.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income	136,152	98,180	179,460	154,212
Issued common shares, beginning of period	82,186,031	83,971,757	82,151,032	84,408,437
Effect of stock options exercised	4,000	28,100	26,062	72,468
Effect of repurchase of own shares	-	(542,575)	-	(664,402)
Weighted average number of common shares	82,190,031	83,457,282	82,177,094	83,816,503

Earnings per share – basic (in dollars)	1.66	1.18	2.18	1.84

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income	136,152	98,180	179,460	154,212
Weighted average number of common shares	82,190,031	83,457,282	82,177,094	83,816,503
Dilutive effect:
Stock options, restricted share units
and performance share units	215,619	197,636	236,020	285,454
Weighted average number of diluted common shares	82,405,650	83,654,918	82,413,114	84,101,957

Earnings per share - diluted (in dollars)	1.65	1.17	2.18	1.83

As at June 30, 2026, no stock options were excluded from the calculation of diluted earnings per share (June 30, 2025 – 122,380) as they were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

17.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods.

The table below summarizes the changes in the outstanding stock options:

(in thousands of options	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2026		June 30, 2025		June 30, 2026		June 30, 2025
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of period	19	40.41	190	32.03	54	34.12	278	31.44
Exercised	(7)	40.41	(76)	30.71	(42)	32.32	(164)	30.43
Balance, end of period	12	40.41	114	32.90	12	40.41	114	32.90
Options exercisable, end of period					12	40.41	114	32.90

The following table summarizes information about stock options outstanding and exercisable at June 30, 2026:

(in thousands of options and in dollars)	Options outstanding and exercisable
Weighted
average
	Number	remaining
	of	contractual life
Exercise prices	options	(in years)
40.41	12	1.1

Of the options outstanding at June 30, 2026, a total of 12,000 (December 31, 2025 – 48,570) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the three and six months ended June 30, 2026 was $142.36 and $121.27, respectively (2025 – $83.60 and $89.29).

No stock options were granted during 2026 and 2025 under the Company’s stock option plan.

Restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs are only subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

Restricted share units

The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period.

On February 17, 2026, the Company granted a total of 73,276 RSUs under the Company’s equity incentive plan of which 46,179 were granted to key management personnel. The fair value of the RSUs granted was $120.84 per unit.

On February 18, 2025, the Company granted a total of 61,829 RSUs under the Company’s equity incentive plan of which 38,566 were granted to key management personnel. The fair value of the RSUs granted was $129.66 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2026		June 30, 2025		June 30, 2026		June 30, 2025
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of period	212	120.55	161	126.40	193	119.05	158	115.34
Granted	-	-	31	81.03	73	120.84	93	113.45
Reinvested	1	120.84	1	126.41	2	124.29	1	126.41
Settled	(32)	81.03	-	-	(87)	103.01	(58)	99.84
Forfeited	-	-	(1)	121.19	-	-	(2)	121.19
Balance, end of period	181	127.54	192	119.11	181	127.54	192	119.11

The following table summarizes information about RSUs outstanding as at June 30, 2026:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
135.00	45	0.6
129.66	62	1.6
120.84	74	2.6
	181	1.8

The weighted average share price at the date of settlement of the RSUs vested in six months ended June 30, 2026 was $125.49 (June 30, 2025 – $131.74). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded RSUs, in the amount of $7.5 million (June 30, 2025 – $5.8 million), was charged to retained earnings as share repurchase premium.

In the three and six months ended June 30, 2026, the Group recognized, as a result of RSUs, a compensation expense of $1.9 million and $4.4 million respectively (June 30, 2025 - $2.4 million and $3.9 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at June 30, 2026, a total of 118,048 (December 31, 2025 – 133,103) are held by key management personnel.

Performance share units

The fair value of the PSUs is determined at the grant date using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates of the number of equity instruments related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period.

On February 17, 2026, the Company granted a total of 68,957 PSUs under the Company’s equity incentive plan of which 41,860 were granted to key management personnel. The fair value of the PSUs granted was $138.97 per unit as at grant date.

On February 18, 2025, the Company granted a total of 58,143 PSUs under the Company’s equity incentive plan of which 34,880 were granted to key management personnel. The fair value of the PSUs granted was $134.85 per unit as at grant date.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2026		June 30, 2025		June 30, 2026		June 30, 2025
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning of period	172	141.46	156	140.27	157	140.35	155	127.72
Granted	-	-	-	-	69	138.97	58	135.51
Reinvested	1	142.09	1	141.27	2	141.56	2	134.91
Settled	-	-	-	-	(46)	135.15	(71)	100.52
(Decreased) added due to performance conditions	-	-	-	-	(8)	135.15	14	100.43
Forfeited	-	-	-	-	(1)	134.85	(1)	134.12
Balance, end of period	173	141.47	157	140.52	173	141.47	157	140.52

The following table summarizes information about PSUs outstanding as at June 30, 2026:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
156.17	45	0.6
134.85	58	1.6
138.97	70	2.6
	173	1.7

The weighted average share price at the date of settlement of the PSUs vested in six months ended June 30, 2026 was $116.26 (June 30, 2025 – $131.74). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded PSUs, in the amount of $1.6 million, was charged to retained earnings as share repurchase premium (June 30, 2025 – $8.6 million).

In the three and six months ended June 30, 2026, the Group recognized, as a result of PSUs, a compensation expense of $2.3 million and $4.1 million respectively (June 30, 2025 - $1.7 million and $3.4 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at June 30, 2026, a total of 109,938 (December 31, 2025 – 101,635) are held by key management personnel.

18.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consist primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Independent contractors	818,404	690,647	1,482,386	1,371,428
Vehicle operation expenses	374,183	306,700	695,603	614,919
	1,192,587	997,347	2,177,989	1,986,347

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

19.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Interest expense on long-term debt and amortization
of deferred financing fees	29,007	30,305	58,857	60,541
Interest expense on lease liabilities	7,040	6,583	14,130	13,110
Interest income	(2,973)	(305)	(3,475)	(533)
Net change in fair value and accretion expense
of contingent consideration	2,623	6	5,458	21
Net foreign exchange loss (gain)	675	(684)	2,210	(439)
Other financial expenses	3,827	3,719	7,183	7,233
Net finance costs	40,199	39,624	84,363	79,933
Presented as:
Finance income	(2,973)	(989)	(3,475)	(972)
Finance costs	43,172	40,613	87,838	80,905

20.
Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Current tax expense
Current period	57,848	36,041	85,028	63,780
Adjustment for prior periods	(1)	(13)	-	594
	57,847	36,028	85,028	64,374
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(13,520)	(4,699)	(30,679)	(13,716)
Variation in tax rate	(317)	(26)	(1,224)	(741)
Adjustment for prior periods	-	1,058	6	746
	(13,837)	(3,667)	(31,897)	(13,711)
Income tax expense	44,010	32,361	53,131	50,663

Reconciliation of effective tax rate :

	Three months		Three months		Six months		Six months
	ended		ended		ended		ended
	June 30, 2026		June 30, 2025		June 30, 2026		June 30, 2025
Income before income tax		180,162		130,541		232,591		204,875
Income tax using the Company’s
statutory tax rate	26.5%	47,743	26.5%	34,594	26.5%	61,637	26.5%	54,292

Increase (decrease) resulting from:
Rate differential between
jurisdictions	-0.3%	(580)	-0.1%	(106)	0.1%	162	0.3%	713
Variation in tax rate	-0.2%	(317)	0.0%	(26)	-0.5%	(1,224)	-0.4%	(741)
Non deductible expenses	1.1%	1,961	0.6%	783	1.6%	3,681	1.2%	2,552
Tax deductions and tax
exempt income	-2.8%	(5,060)	-3.4%	(4,404)	-5.0%	(11,625)	-4.0%	(8,256)
Adjustment for prior periods	0.0%	(1)	0.8%	1,045	0.0%	6	0.7%	1,340
Multi-jurisdiction tax	0.1%	264	0.4%	475	0.2%	494	0.4%	763
	24.4%	44,010	24.8%	32,361	22.8%	53,131	24.7%	50,663

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2026 AND 2025 - (UNAUDITED)

21.
Contingencies, letters of credit and other commitments
a)
Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)
Letters of credit

As at June 30, 2026, the Group had $135.2 million of outstanding letters of credit (December 31, 2025 - $140.9 million).

c)
Other commitments

As at June 30, 2026, the Group had $212.7 million of purchase commitments (December 31, 2025 – $18.8 million) and $52.9 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2025 – $2.5 million). Included in the purchase commitments are $39.5 million related to equipment deliveries in 2027, entered into primarily to secure pricing and limit exposure to potential future cost increases, while supporting anticipated operational requirements.

22.
Subsequent events

On July 13, 2026, the Group extended its credit facility until July 13, 2029. Under the new extension, the CAD availability and
USD availability remain unchanged. The amended facility is subject to the same financial ratio covenants as those in effect under the Group's syndicated revolving credit facility.

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